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                             October 26, 2023

       Floretta Gogo
       Chief Executive Officer
       The Cannaisseur Group, Inc.
       1039 Grant St Se Ste B24
       Atlanta, GA 30315

                                                        Re: The Cannaisseur
Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 12,
2023
                                                            File No. 333-262710

       Dear Floretta Gogo:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 10, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Prospectus Summary
       Corporate History, page 4

   1. We note your descriptions of the conflict-of-interest agreements signed by Ms. Gogo and
                                                        Mr. Carter and the
agreement filed as an exhibit to your registration statement. Please revise your disclosure
to clarify, if true, that the terms of the conflict-of-interest agreements do not
prevent Ms. Gogo and Mr. Carter from taking actions that prioritize the interests of Atlanta
CBD at the expense of the interests of TCG. Alternatively, please tell us why this would be
incorrect.
       Emerging Growth Company Status, page 5

   2. We note your revised statement that the assets your Company acquires will also be used to
                                                        "support and further
develop Atlanta CBD's operations." Please revise (i) the "Overview"
 Floretta Gogo
The Cannaisseur Group, Inc.
October 26, 2023
Page 2
      section of your Prospectus Summary; (ii) your Risk Factors section; and
(iii) your Use of
      Proceeds disclosure on pages 18-19 to reflect this statement and the fact that funds raised in the offering could be used for Atlanta CBD's business, rather than your business.
Description of Business, page 26

3. We note your response to prior comment 6 and revised disclosures. However, you do not appear to have addressed all of the examples provided in our comment or your F-pages disclosure. For example:

             On pages 4 and 28, "we do not ship such products to those states, and we disclose this and warn consumers of the restrictions on the INNO Medicinals website."
             On page 25, "The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions."
             On page 26, "We do not believe that our hemp-derived CBD products..."
             On page 27, "All the full Spectrum Hemp CBD Infused products the Company sells..."
             On page 28, "Our Name, our reputation, and our unique branded products promote a positive shopping experience for customers." as well as the sentence at the end of this paragraph.

      Please revise these instances, along with your F-pages disclosures, to clearly distinguish between the activities undertaken by your company and those undertaken by Atlanta
      CBD.
       Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameFloretta Gogo
                                                            Division of
Corporation Finance
Comapany NameThe Cannaisseur Group, Inc.
                                                            Office of Life
Sciences
October 26, 2023 Page 2
cc:       Elton F. Norman, Esquire
FirstName LastName